

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2024

Renée Aguiar-Lucander
Chief Executive Officer
Calliditas Therapeutics AB
Kungsbron 1, D5
11 22 Stockholm, Sweden

> **Re: Calliditas Therapeutics AB**
> **Schedule 14D-9 filed July 22, 2024**
> **File No. 005-91523**

Dear Renée Aguiar-Lucander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed July 22, 2024

General

1.   We note your statement on page two that "[i]f the Offers are consummated and Buyer beneficially owns Common Shares and ADSs that represent at least one Common Share more than 90% of the issued and outstanding Common Shares … there will be no subsequent offering period…" However, the Offer to Purchase states that "Buyer may also provide for a subsequent offering period in the event that the Minimum Tender Condition is met in order to enable any remaining shareholders who did not previously tender to tender their Shares." Please revise to address this apparent discrepancy or advise.

2.   We note your disclosure on page 15 that "Lazard did not receive financial forecasts prepared by management and approved by the Board in connection with its engagement or its opinion." However, you also state that in connection with its opinion, Lazard "used forecasts relating to the business and financial prospects of Calliditas based on … extrapolations and guidance from management of Calliditas." Please revise to address this

apparent discrepancy.

3.   Refer to the following statement made on page 24 of the Schedule 14D-9: "If there is a disagreement between the Buyer and the Minority Shareholders regarding the Offer Consideration to be paid in the Compulsory Redemption, the price to be paid for the remaining Common Shares will be decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act." Please revise to disclose how the Arbitral Tribunal would determine the proper redemption price under the Swedish Companies Act in such a dispute and state under what conditions, if any, that the Arbitral Tribunal may set the redemption price below the highest consideration offered during the Offers. See Rule 13e-3(g)(1).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions